UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 24, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Millennium Healthcare Inc.

File No. 000-55009- CF#30482

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Millennium Healthcare Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on July 25, 2013, and amended on December 6, 2013, March 7, 2014, May 12, 2014, June 25, 2014, July 24, 2014, August 22, 2014, September 8, 2014, and December 12, 2014.

Based on representations by Millennium Healthcare Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through February 1, 2016
Exhibit 10.3	through May 1, 2016
Exhibit 10.14	through October 31, 2016
Exhibit 10.36	through October 31, 2016

This order supersedes the Commission's order dated November 20, 2013 denying confidential treatment request under Rule 24b-2, CF#29947.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary